UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

YRC WORLDWIDE INC.

(Name of Subject Company (issuer))

YRC WORLDWIDE INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

5.0% Contingent Convertible Senior Notes due 2023

5.0% Net Share Settled Contingent Convertible Senior Notes due 2023

3.375% Contingent Convertible Senior Notes due 2023

3.375% Net Share Settled Contingent Convertible Senior Notes due 2023

(Title of Class of Securities)

985509 AN 8

985577 AA3

985509 AQ 1

985577 AB 1

(CUSIP Number of Class of Securities)

Daniel J. Churay

YRC Worldwide Inc.

Executive Vice President, General Counsel and Secretary

10990 Roe Avenue

Overland Park, Kansas 66211

(913) 696-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Dennis M. Myers, P.C.

William R. Burke

Kirkland & Ellis, LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$365,460,000	$20,392.67
*

Calculated solely for purposes of determining the filing fee pursuant to Rule 457(f)(1) and (2) under the Securities Act of 1933, as amended. The transaction value is $365,460,000 which is based on the aggregate market value of the 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 and the 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 and the book value of the 5.0% Contingent Convertible Senior Notes due 2023, the 3.375% Contingent Convertible Senior Notes due 2023 and the 8 1/ 2% Guaranteed Notes due 2010, in each case, as of November 5, 2009.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,392.67	Filing party:	YRC Worldwide Inc.
Form or Registration No.:	Form S-4	Date Filed:	November 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to exchange offers by YRC Worldwide Inc., a Delaware corporation (referred to herein as “the Company” “we,” “us” or “our”), with respect to our outstanding 5.0% Contingent Convertible Senior Notes due 2023 (the “Old 5% Notes”), 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “5% Net Share Settled Notes”), 3.375% Contingent Convertible Senior Notes due 2023 (the “Old 3.375% Notes”), and 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “3.375% Net Share Settled Notes” and, together with the Old 5% Notes, the 5% Net Share Settled Notes and the Old 3.375% Notes, the “convertible old notes”) and related solicitations of mutual releases and of consents for certain proposed amendments to the terms of the convertible old notes (the “Exchange Offers”). The Exchange Offers are being made upon the terms and subject to the conditions set forth in the prospectus, which forms part of the registration statement on Form S-4 filed by the Company with the Securities and Exchange Commission on the date hereof with respect to Exchange Offers, as it may be amended and/or supplemented from time to time (the “Registration Statement”), and the related letter of transmittal, which are exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. The consideration the Company is offering in the Exchange Offers is described in the Registration Statement.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13-e4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein. The Registration Statement can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov or on our web site at www.yrcw.com.

Item 1.	Summary Term Sheet.

The information set forth in the Registration Statement, in the sections entitled “Summary Offering Table,” “Questions and Answers About the Exchange Offers” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The issuer of the convertible old notes is YRC Worldwide Inc., a Delaware corporation. The Company’s principal executive offices are located at 10990 Roe Avenue, Overland Park, Kansas 66211. The Company’s phone number is (913) 696-6100.

(b)	Securities. The title, and aggregate principal amount outstanding as of November 6, 2009, of each class of convertible old note is set forth below:

Title	Aggregate Principal Amount Outstanding
5.0% Contingent Convertible Senior Notes due 2023	$2,350,000
5.0% Net Share Settled Contingent Convertible Senior Notes due 2023	$234,487,000
3.375% Contingent Convertible Senior Notes	$5,384,000
3.375% Net Share Settled Contingent Convertible Senior Notes due 2023	$144,616,000

(c)	Trading Market and Price. The information set forth in the Registration Statement with respect to the convertible old notes, in the section entitled “Price Range of Common Stock, Old Notes and Dividend Policy” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

The Company is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference. As required by Instruction C to Schedule TO, listed below are the directors and executive officers of the Company:

William D. Zollars	Chairman of the Board of Directors and Chief Executive Officer

Timothy A. Wicks	President and Chief Operating Officer

Sheila K. Taylor	Executive Vice President and Chief Financial Officer

John A. Garcia	Executive Vice President and Chief Sales Officer

Michael J. Smid	Chief Operations Officer; President, YRC North American Transportation, Inc. and YRC Inc.

Phil J. Gaines	Senior Vice President—Finance and Chief Accounting Officer; Senior Vice President and Chief Financial Officer of YRC Inc. and YRC North American Transportation, Inc.

Daniel J. Churay	Executive Vice President, General Counsel and Secretary

James G. Kissinger	Executive Vice President—Human Resources

Richard Williamson	Chief Strategy Officer

Michael T. Byrnes	Director

Cassandra C. Carr	Director

Howard M. Dean	Director

Dennis E. Foster	Director

John C. McKelvey	Director

Phillip J. Meek	Director

Mark A. Schulz	Director

William L. Trubeck	Director

Carl W. Vogt	Director

The business address and telephone number for all of the above directors and executive officers are c/o YRC Worldwide Inc., 10990 Roe Avenue, Overland Park, Kansas 66211 and (913) 696-6100.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Registration Statement in the sections entitled “Questions and Answers About the Exchange Offers,” “Summary,” “Capitalization,” “The Restructuring Plan,” “Accounting Treatment of the Exchange Offers,” “The Exchange Offers,” “Proposed Amendments,” “Comparison of Old Notes Versus the Amended Old Notes,” “Description of Our Capital Stock,” “Description of the New Preferred Stock,” “Description of the Charter Amendment,” “Material United States Federal Income Tax Considerations,” “Non-U.S. Offer Restrictions,” and “Delivery of Letters of Transmittal” is incorporated herein by reference.

(b) Purchases.

To the Company’s knowledge based on reasonable inquiry, no convertible old notes are owned by any officer, director or affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The Company is a party to the following agreements, arrangements or understandings that involve the convertible old notes (which are filed as exhibits to this Schedule TO):

Indenture (including form of note) dated August 8, 2003 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.0% Contingent Convertible Senior Notes due 2023.

Indenture (including form of note) dated December 31, 2004 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023.

Indenture (including form of note) dated November 25, 2003 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.375% Contingent Convertible Senior Notes due 2023.

Indenture (including form of note) dated December 31, 2004 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023.

The Company is also party to the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Company’s securities:

Indenture, dated as of May 5, 1999, among YRC Regional Transportation, Inc. (formerly, USFreightways Corporation), the Guarantors named therein and NBD Bank, as trustee, with respect to the 8 1/2% Guaranteed Notes due April 15, 2010; Form of 8 1/2% Guaranteed Note due April 15, 2010 issued by YRC Regional Transportation, Inc. (formerly, USFreightways Corporation); Supplemental Indenture, dated as of June 27, 2005, among the Company as New Guarantor, YRC Regional Transportation, Inc. (formerly, USF Corporation), the Existing Guarantor Subsidiaries under the indenture and J.P. Morgan Trust Company, National Association as Trustee, supplementing the Indenture, dated as of May 5, 1999 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the YRC Regional Transportation, Inc. (formerly USFreightways Corporation) 8 1/2% Guaranteed Notes due April 15, 2010; YRC Worldwide Inc. Director Compensation Plan; Form of Director Share Unit Agreement; Yellow Corporation 1996 Stock Option Plan; Yellow Corporation 1997 Stock Option Plan; Yellow Corporation 1999 Stock Option Plan; Yellow Corporation 2002 Stock Option and Share Award Plan; Form of Stock Option Agreement; YRC Worldwide Inc. 2004 Long-Term Incentive and Equity Award Plan; Form of Share Unit Agreement; Form of Nonqualified Stock Option Agreement; YRC Worldwide Inc. Long-Term Incentive Plan; YRC Worldwide Inc. Non-Union Employee Option Plan; YRC Worldwide Inc. Union Employee Option Plan; Form of YRC Worldwide Inc. Cash Performance and Restricted

Stock Award Agreement; Amended and Restated Memorandum of Understanding on the Job Security Plan, dated July 9, 2009, by and among YRC Inc., USF Holland, Inc., New Penn Motor Express, Inc. and the International Brotherhood of Teamsters; Employment Agreement dated January 25, 2006, by and between the Company and William D. Zollars; and Amendment effective December 30, 2008 to Employment Agreement, dated as of January 25, 2006, by and between the Company and William D. Zollars.

The information set forth in the Registration Statement in the sections entitled “Questions and Answers About the Exchange Offers,” “Summary,” “Risk Factors—We are subject to restrictions on paying dividends on our common stock and we do not intend to pay dividends on our common stock in the foreseeable future,” “Price Range of Common Stock, Old Notes and Dividend Policy,” “Capitalization,” “The Restructuring Plan,” “The Exchange Offers,” “Proposed Amendments,” “Comparison of Old Notes Versus the Amended Old Notes,” “Dealer Managers and Information and Exchange Agent,” “Description of Our Capital Stock,” “Description of the New Preferred Stock” and “Description of the Charter Amendment” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Registration Statement in the sections entitled “Questions and Answers About the Exchange Offers,” “The Restructuring Plan,” and “The Exchange Offers” is incorporated herein by reference.

(b) Use of Securities Acquired.

The convertible old notes acquired pursuant to the Exchange Offers will be cancelled by the Company.

(c) Plans.

The information set forth in the Registration Statement in the sections entitled “Questions and Answers About the Exchange Offers,” “Summary,” “Risk Factors—Risks to Holders of Securities Issued in The Exchange Offers,” “Price Range of Common Stock, Old Notes and Dividend Policy,” “Capitalization,” “The Restructuring Plan,” “Bankruptcy Relief,” “The Exchange Offers,” “Proposed Amendments,” “Comparison of Old Notes Versus the Amended Old Notes,” “Description of Our Capital Stock,” “Description of the New Preferred Stock” and “Description of The Charter Amendment” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Registration Statement in the sections entitled “Summary,” “The Exchange Offers” and “Dealer Managers and Information and Exchange Agent” is incorporated herein by reference.

(b) Conditions.

We intend to use cash on hand to pay the expenses incurred in connection with the exchange offers, and there are no conditions restricting our use of this cash in this manner. The Company does not have any alternate financing arrangements or plans to fund the exchange offers.

(c) Borrowed Funds.

The Company does not expect to borrow funds specifically for the purpose of funding any cash payments in connection with for the Exchange Offers.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Registration Statement in the section entitled “The Exchange Offers—Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities Transactions.

Neither the Company nor any of its subsidiaries nor, to the Company’s knowledge, any of its directors or executive officers, have engaged in any transaction in the convertible old notes during the 60 days prior to the date hereof.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Registration Statement in the section entitled “Dealer Managers and Information and Exchange Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Registration Statement in the sections entitled “Summary—Selected Consolidated Historical Financial Data,” “Ratio of Earnings to Combined Fixed Charges and Preference Dividends” and “Capitalization” is incorporated herein by reference. In addition, the information, except for the consolidated financial statements and schedule of the Company as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the report thereon of KPMG LLP, independent registered public accounting firm, included in Part II, Item 8, “Financial Statements and Supplementary Data of such Annual Report” set forth under “Item 8. Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009, the information, including the financial statements, set forth under “Item 1. Financial Statements” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed with the Securities and Exchange Commission on November 9, 2009, and the information including the consolidated financial statements and schedule of the Company as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the report thereon of KPMG LLP, independent registered public accounting firm, which have been restated to the adoption of FASB Staff Positions APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” for all previous periods presented in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2009 is incorporated herein by reference. The same can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov or on our website at www.yrcw.com.

As of September 30, 2009, the Company’s book value per share was $(3.79).

(b) Pro Forma Information.

The information set forth in the Registration Statement in the sections entitled “Summary—Unaudited Pro Forma Condensed Consolidated Financial Data for the Exchange Offers,” “Capitalization” and “Unaudited Pro Form Condensed Consolidated Financial Information for the Exchange Offers” is incorporated herein by reference.

The pro forma book value per share of the Company as of September 30, 2009, after giving effect to the transactions contemplated by the Exchange Offers, was $2.28.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Registration Statement in the sections entitled “Questions and Answers about the Exchange Offers,” “Summary—Summary of the Restructuring Plan” and “Description of Our Capital Stock” is incorporated herein by reference.

(2) Except for the requirements of applicable U.S. federal and state securities laws, the Company knows of no regulatory requirements to be complied with or approvals to be obtained by the Company in connection with the Exchange Offers.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information.

The information set forth in the Registration Statement, the exhibits thereto and the accompanying letter of transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated November 9, 2009 (incorporated by reference to YRC Worldwide Inc.’s Registration Statement on Form S-4, initially filed on November 9, 2009 (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers (incorporated herein by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iv)	Form of Letter To Clients (incorporated herein by reference to Exhibit 99.3 to the Registration Statement).

(a)(5)(i)	Company’s Current Report on Form 8-K dated October 30, 2009 filed pursuant to Rule 425 under the Securities Act of 1933.

(a)(5)(ii)	News Release, dated October 30, 2009 (filed on Company’s Current Report on Form 8-K dated October 30, 2009 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(iii)	Company’s Current Report on Form 8-K dated November 2, 2009 filed pursuant to Rule 425 under the Securities Act of 1933.

(a)(5)(iv)	Exchange Offer Term Sheet, dated November 1, 2009 (filed on Company’s Current Report on Form 8-K dated November 2, 2009 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(v)	News Release, dated November 2, 2009 (filed on Company’s Current Report on Form 8-K dated November 2, 2009 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(vi)	Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (filed on November 9, 2009 and incorporated by reference herein).

(a)(5)(vii)	Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (previously filed on March 2, 2009 and incorporated by reference herein).

(a)(5)(viii)	Company’s Current Report on Form 8-K (filed on November 9, 2009 and incorporated by reference herein).

(b)	None.

(d)(i)	Indenture, dated as of May 5, 1999, among YRC Regional Transportation, Inc. (formerly, USFreightways Corporation), the Guarantors named therein and NBD Bank, as trustee (incorporated by reference to Exhibit 4.11 to Registration Statement on Form S-4, filed on June 21, 2005, File No. 333-126006).

(d)(ii)	Form of 8 1/2% Guaranteed Note due April 15, 2010 issued by YRC Regional Transportation, Inc. (formerly, USFreightways Corporation) (incorporated by reference to Exhibit 4.13 to Registration Statement on Form S-4, filed on June 21, 2005, File No. 333-26006).

(d)(iii)	Supplemental Indenture, dated as of June 27, 2005, among the Company as New Guarantor, YRC Regional Transportation, Inc. (formerly, USF Corporation), the Existing Guarantor Subsidiaries under the indenture and J.P. Morgan Trust Company, National Association as Trustee, supplementing the Indenture, dated as of May 5, 1999 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the YRC Regional Transportation, Inc. (formerly USFreightways Corporation) 8 1/2% Guaranteed Notes due April 15, 2010 (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 10-K for the year ended December 31, 2005, File No. 000-1225).

Exhibit No.	Description

(d)(iv)	Indenture (including form of note) dated August 8, 2003 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.0% Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.5 to Registration Statement on Form S-4, filed on August 19, 2003, File No. 333-108081).

(d)(v)	Indenture (including form of note) dated November 25, 2003 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.375% Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.7 to Registration Statement on Form S-8, filed on December 23, 2003, File No. 333-111499).

(d)(vi)	Indenture (including form of note) dated December 31, 2004, among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).

(d)(vii)	Indenture (including form of note) dated December 31, 2004, among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.8 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).

(d)(viii)	YRC Worldwide Inc. Director Compensation Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, File No. 000-12255).

(d)(ix)	Form of Director Share Unit Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on July 25, 2005, File No. 000-12255).

(d)(x)	Yellow Corporation 1996 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K for the year ended December 31, 2002, Reg. No. 000-12255).

(d)(xi)	Yellow Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 31, 2004, Reg. No. 000-12255).

(d)(xii)	Yellow Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-8, filed on November 9, 2000, File No. 333-49620).

(d)(xiii)	Yellow Corporation 2002 Stock Option and Share Award Plan (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-8, filed on May 15, 2002, File No. 333-88268).

(d)(xiv)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 2002, File No. 000-12255).

(d)(xv)	YRC Worldwide Inc. 2004 Long-Term Incentive and Equity Award Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on May 19, 2008, File No. 000-12255).

(d)(xvi)	Form of Share Unit Agreement. (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 000-12255).

(d)(xvii)	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on May 19, 2008, File No. 000-12255).

(d)(xviii)	YRC Worldwide Inc. Long-Term Incentive Plan. (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 000-12255).

(d)(xix)	YRC Worldwide Inc. Non-Union Employee Option Plan (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K, filed on January 6, 2009, File No. 000-12255).

Exhibit No.	Description

(d)(xx)	YRC Worldwide Inc. Union Employee Option Plan (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K for the year ended December 31, 2008, File No. 000-12255).

(d)(xxi)	Form of YRC Worldwide Inc. Cash Performance and Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on April 3, 2009, File No. 000-12255).

(d)(xxii)	Amended and Restated Memorandum of Understanding on the Job Security Plan, dated July 9, 2009, by and among YRC Inc., USF Holland, Inc., New Penn Motor Express, Inc. and the International Brotherhood of Teamsters (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on July 14, 2009, File No. 000-12255).

(d)(xxiii)	Employment Agreement dated January 25, 2006, by and between the Company and William D. Zollars (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed on January 26, 2006, File No. 000-12255)

(d)(xxiv)	Amendment effective December 30, 2008 to Employment Agreement, dated as of January 25, 2006, by and between the Company and William D. Zollars (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed on January 6, 2009, File No. 000-12255).

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2009

YRC WORLDWIDE INC.

By:	/S/ DANIEL J. CHURAY
Name:	Daniel J. Churay
Its:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated November 9, 2009 (incorporated by reference to YRC Worldwide Inc.’s Registration Statement on Form S-4, initially filed on November 9, 2009 (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers (incorporated herein by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iv)	Form of Letter To Clients (incorporated herein by reference to Exhibit 99.3 to the Registration Statement).

(a)(5)(i)	Company’s Current Report on Form 8-K dated October 30, 2009 filed pursuant to Rule 425 under the Securities Act of 1933.

(a)(5)(ii)	News Release, dated October 30, 2009 (filed on Company’s Current Report on Form 8-K dated October 30, 2009 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(iii)	Company’s Current Report on Form 8-K dated November 2, 2009 filed pursuant to Rule 425 under the Securities Act of 1933.

(a)(5)(iv)	Exchange Offer Term Sheet, dated November 1, 2009 (filed on Company’s Current Report on Form 8-K dated November 2, 2009 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(v)	News Release, dated November 2, 2009 (filed on Company’s Current Report on Form 8-K dated November 2, 2009 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(vi)	Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (filed on November 9, 2009 and incorporated by reference herein).

(a)(5)(vii)	Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (previously filed on March 2, 2009 and incorporated by reference herein).

(a)(5)(viii)	Company’s Current Report on Form 8-K (filed on November 9, 2009 and incorporated by reference herein).

(b)	None.

(d)(i)	Indenture, dated as of May 5, 1999, among YRC Regional Transportation, Inc. (formerly, USFreightways Corporation), the Guarantors named therein and NBD Bank, as trustee (incorporated by reference to Exhibit 4.11 to Registration Statement on Form S-4, filed on June 21, 2005, File No. 333-126006).

(d)(ii)	Form of 8 1/2% Guaranteed Note due April 15, 2010 issued by YRC Regional Transportation, Inc. (formerly, USFreightways Corporation) (incorporated by reference to Exhibit 4.13 to Registration Statement on Form S-4, filed on June 21, 2005, File No. 333-26006).

(d)(iii)	Supplemental Indenture, dated as of June 27, 2005, among the Company as New Guarantor, YRC Regional Transportation, Inc. (formerly, USF Corporation), the Existing Guarantor Subsidiaries under the indenture and J.P. Morgan Trust Company, National Association as Trustee, supplementing the Indenture, dated as of May 5, 1999 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the YRC Regional Transportation, Inc. (formerly USFreightways Corporation) 8 1/2% Guaranteed Notes due April 15, 2010 (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 10-K for the year ended December 31, 2005, File No. 000-1225).

Exhibit No.	Description

(d)(iv)	Indenture (including form of note) dated August 8, 2003 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.0% Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.5 to Registration Statement on Form S-4, filed on August 19, 2003, File No. 333-108081).

(d)(v)	Indenture (including form of note) dated November 25, 2003 among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.375% Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.7 to Registration Statement on Form S-8, filed on December 23, 2003, File No. 333-111499).

(d)(vi)	Indenture (including form of note) dated December 31, 2004, among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.7 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).

(d)(vii)	Indenture (including form of note) dated December 31, 2004, among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.8 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).

(d)(viii)	YRC Worldwide Inc. Director Compensation Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, File No. 000-12255).

(d)(ix)	Form of Director Share Unit Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on July 25, 2005, File No. 000-12255).

(d)(x)	Yellow Corporation 1996 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K for the year ended December 31, 2002, Reg. No. 000-12255).

(d)(xi)	Yellow Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K for the year ended December 31, 2004, Reg. No. 000-12255).

(d)(xii)	Yellow Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-8, filed on November 9, 2000, File No. 333-49620).

(d)(xiii)	Yellow Corporation 2002 Stock Option and Share Award Plan (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-8, filed on May 15, 2002, File No. 333-88268).

(d)(xiv)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 2002, File No. 000-12255).

(d)(xv)	YRC Worldwide Inc. 2004 Long-Term Incentive and Equity Award Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on May 19, 2008, File No. 000-12255).

(d)(xvi)	Form of Share Unit Agreement. (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 000-12255).

(d)(xvii)	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on May 19, 2008, File No. 000-12255).

(d)(xviii)	YRC Worldwide Inc. Long-Term Incentive Plan. (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 000-12255).

(d)(xix)	YRC Worldwide Inc. Non-Union Employee Option Plan (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K, filed on January 6, 2009, File No. 000-12255).

Exhibit No.	Description

(d)(xx)	YRC Worldwide Inc. Union Employee Option Plan (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K for the year ended December 31, 2008, File No. 000-12255).

(d)(xxi)	Form of YRC Worldwide Inc. Cash Performance and Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, filed on April 3, 2009, File No. 000-12255).

(d)(xxii)	Amended and Restated Memorandum of Understanding on the Job Security Plan, dated July 9, 2009, by and among YRC Inc., USF Holland, Inc., New Penn Motor Express, Inc. and the International Brotherhood of Teamsters (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on July 14, 2009, File No. 000-12255).

(d)(xxiii)	Employment Agreement dated January 25, 2006, by and between the Company and William D. Zollars (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed on January 26, 2006, File No. 000-12255)

(d)(xxiv)	Amendment effective December 30, 2008 to Employment Agreement, dated as of January 25, 2006, by and between the Company and William D. Zollars (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed on January 6, 2009, File No. 000-12255).

(g)	None.

(h)	None.